

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-Mail
Peter Slover
Principal Accounting Officer and Head of Finance
Sophiris Bio Inc.
1258 Prospect Street
La Jolla, CA 92037

>   **Re: Sophiris Bio Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted December 7, 2012**
>   **CIK No. 0001563855**

Dear Mr. Slover:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that the Company completed its initial public offering in Canada and listed its shares on the Toronto Stock Exchange in 2004. Supplementally advise, with a view to disclosure, why this Canadian IPO was not required to be registered under the Securities Act or Exchange Act?

2. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

3. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

4. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. We will deliver comments to your confidential treatment request under separate cover.

Risk Factors
 "If we are not successful in attracting and retaining…" page 27

7. Please identify any individuals, other than your executive officers, that you consider "key employees." In addition, to the extent your business is substantially dependent on your arrangements with any of your scientific or clinical advisors, please identify those relationships and file any agreements with those advisors as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

"Our employees may engage in misconduct…" page 28

8. To the extent you have experienced or are aware of problems with employee fraud or misconduct, please revise your disclosure to describe these problems.

 "Third party claims of intellectual property infringement…" page 33

9. You state that you are aware of at least one third-party patent that may be relevant to your product candidates. If you have received any notice from any third party regarding infringement of its intellectual property please expand your disclosure to identify the notice and the circumstances relating thereto.

"If we fail to comply with our obligations…", page 34

10. We note your disclosure that you "are party to a number of technology licenses that are essential to [your] business." We note that you have described and filed as exhibits your two license agreements with UVIC Industry Partnerships Inc. If you have additional licensing agreements on which your business is substantially dependent, please describe the materials terms of those agreements and file copies of them as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

"We may be involved in lawsuits…" page 34

11. If you are aware of any infringement by a third party of your intellectual property please expand your disclosure to identify the notice and the circumstances relating thereto.

"Obtaining and maintaining our patent protection depends on compliance…" page 34

12. If you are aware of any current noncompliance or the potential abandonment or lapse of any of your patents or patent applications, please expand your disclosure to identify the circumstances related thereto.

"We may be subject to claims that our employees…" page 35

13. To the extent you have experienced or are aware of problems with employee misuse or inappropriate disclosure of third party confidential information please revise your disclosure to describe these problems.

"U.S. holders of our shares may suffer adverse tax consequences…" page 35

14. In this risk factor disclose that, because you are uncertain whether, should you be classified as a PFIC, you would furnish the information necessary for a U.S. holder to make a qualified electing fund ("QEF") election, U.S. holders may not be able to obtain relief from the PFIC rules afforded by the QEF election.

"We may not be able to protect our intellectual property rights…" page 35

15. You state on page 78 that you have had patents issued in China. Please disclose that China is one of the countries that has provided less protection to a company's intellectual property than the United States.

"Sales of a substantial number of our common shares…", page 39

16. We note that certain of your common shares will be subject to lock up agreements. Please revise this disclosure to identify the parties to these agreements, and file the agreements as exhibits to the registration statement.

Use of Proceeds, page 45

17. We note your disclosure that you may use a portion of the proceeds of this offering for general corporate purposes, including debt service. Pursuant to Instruction #4 to Item 504 of Regulation S-K, to the extent that any material part of the proceeds will be used to discharge indebtedness, please expand your disclosure in this section to include the interest rate and maturity of such indebtedness.

Capitalization, page 46

18. The capitalization table is not supposed to function as a balance sheet. Accordingly, delete the "cash and cash equivalents" item.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Kissei Pharmaceuticals License Agreement, page 52
Exclusive License Agreements, page 65

19. You describe the royalty payments you may receive from Kissei Pharmaceuticals on page 52 and under "Strategic Relationship with Kissei Pharmaceutical Co., Ltd." on page 79 as being in the "low double digits." Similarly, we note your descriptions of the royalty payments payable to UVIC and Johns Hopkins on page 65 and under "Technology License" on page 78 as being in the "low double digits." Please revise these sections to specify the amount of royalties receivable expressed as a percentage or range within 10% (i.e. teens, twenties, etc.).

Critical Accounting Policies and Significant Judgments and Estimates
Accrued Research and Development Expenses, page 57

20. For each period presented, please disclose the adjustments to your accrued research and development expenses for changes in prior period estimates. In addition, please disclose a sensitivity analysis around the estimate which quantifies the impact that reasonably likely changes in its estimate would have on reported results, financial position and liquidity.

Business
PRX302 for the Treatment of Symptoms of BPH—TRIUMPH Phase 2b Randomized, Double-Blind, Placebo-Controlled Clinical Trial, page 72

21. We note your disclosure that you achieved the primary endpoint of the TRIUMPH clinical trial, which was a statistically significant improvement in IPSS. Please expand your discussion to identify the p-values and to explain what the p-values measure.

Manufacturing, page 77

22. You disclose that you rely on a single third party for the manufacture of PRX302 and for fill and testing services. Please expand your disclosure to describe the material terms of your 2011 manufacturing and supply agreement with Boehringer Ingelheim RCV GmbH & Co KG, including the duration of the contract and the provisions related to termination. In addition, please file a copy of that agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, please explain why your business is not substantially dependent on this agreement.

Intellectual Property, page 77

23. We note your disclosure that you own or a number of patents and patent applications covering PRX302 in several jurisdictions. Please revise your disclosure to identify which patents you own and which you license.

U.S. Patent Term Restoration and Marketing Exclusivity, page 84

24. We refer you to the discussion of market exclusivity in the second paragraph of this section. Please include the full name of the BPCIA.

Executive and Director Compensation, page 95

25. Please update your disclosure to reflect the information required by Item 402 of Regulation S-K for the fiscal years ended December 31, 2011 and December 31, 2012. For additional information, please refer to Compliance & Disclosure Interpretation 117.05.

Employment Agreements with Executive Officers, page 102

26. We note your disclosure on page 106 that the employment agreement you entered into with Mr. Woods provides for certain severance benefits. Please provide additional disclosure regarding the material terms of this employment agreement, including his base salary, bonus provisions, long-term compensation, and any termination and/or change of control benefits to which he may be entitled.

Termination and Change of Control Benefits, page 106

27. Please expand your discussion of the consulting agreements with Dr. Merchant and Ms. Merchant to include a brief description of the material terms of these agreements.

Non-Employee Director Compensation, page 106

28. Please file a copy of your non-employee director compensation program, or if it is not set forth in a formal document, a written description of the program as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships and Related Party Transactions
Private Placements, page 110

29. We note that you identify three tranches of Warburg Pincus's investment under your investment agreement with it. However, we note that only two forms of common share purchase warrant are filed as Exhibits 4.3 and 4.4. Please file the third form of warrant as an exhibit pursuant to Item 601(b)(4)(i) of Regulation S-K.

Principal Shareholders, page 113

30. Please update the table on page 113 to reflect the information required by Item 403 of Regulation S-K as of the most recent practicable date.

31. We note that under "Investment Agreement" on page 111, you identify Lion Capital Corp. as a holder of five percent or more of your outstanding share capital. Please advise why Lion Capital Corp. is not included in the table on page 113. Alternatively, please revise the table to include this shareholder pursuant to Item 403 of Regulation S-K.

Description of Share Capital, page 115

32. Please expand this section to include a discussion of any provision(s) of your articles that may delay, defer or prevent a change in control of the company, or cross-reference to such discussion, such as the risk factor disclosure entitled, "Our charter documents, certain related party contracts, and…" on page 41. Please refer to Item 202(a)(5) of Regulation S-K.

Common Shares—Outstanding Shares, page 115

33. Please clarify the third paragraph to reflect your authorized share capital and your outstanding share capital following the offering.

Share Capital—Common Shares, page 115

34. Please expand your disclosure to indicate the voting threshold for matters besides election of directors that may be voted on by holders of shares of your common stock.

Material Differences between the BCBCA and the DGCL, page 119

35. Disclose whether the BCBCA and/or your articles of association, when compared to the DGCL, permit:

- cumulative voting;
- the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares;
- a director to vote on a matter in which he or she has an interest; and
- shareholders to access corporate records.

Canadian Federal Income Tax Information, page 129

36. An investor is entitled to know of the material Canadian federal income tax consequences, and not just considerations, regarding the ownership and disposition of your common shares. Revise the first paragraph of this section accordingly.

37. An investor is entitled to rely on the Canadian tax information disclosed in the registration statement. Therefore, delete your disclaimer that the Canadian tax "summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder" as this implies that an investor may not so rely on the Canadian tax disclosure. You may continue to state that an investor should consult his or her tax advisor regarding the tax consequences specific to that investor.

Underwriting
Conflicts of Interest, page 134

38. If the underwriters or their respective affiliates have engaged in transactions with you or provided services to you that constitute a material relationship, please expand your disclosure to indicate the nature of any such relationship pursuant to Item 508(a) of Regulation S-K.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

39. Please revise your filing to include an audit report that includes a typed signature of your accounting firm as required by Rule 2-02(a) of Regulation S-X and Rule 232.302 of Regulation S-T.

Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-14

40. Please revise your filing to disclose your adoption of relevant new accounting pronouncements. Please specifically address your adoption of ASU 2009-13 and ASU 2010-17.

Note 14. License Agreements
Kissei Agreement, page F-25

41. Please tell us how you determined the license had stand-alone value. Also, explain to us why company's requirement to file, prosecute and maintain all of the patents in Japan and provide technical information to Kissei during the term of the agreement are not considered to be undelivered performance obligations related to the upfront payment.

42. Please revise your filing to disclose each individual milestone and related contingent consideration as required by ASC 605-28-50-2b. At a minimum, disclose potential future milestones by category for each indication, i.e. completion of development activities, regulatory approval, and achievement of product sales.

Item 15 Recent Sales of Unregistered Securities, page II-3

43. Disclose whether the offers, sales and issuance of the securities described in paragraph (1) of this section were made in reliance on Regulation S. Supplementally, advise whether the Company was a foreign private issuer at the time of the transaction described in paragraph (1).

Item 16(a) Exhibits, page II-3

44. We note that you have listed the standard lease with Allison-Zonker, L.P. as Exhibit 10.23. This exhibit appears to be an additional office service agreement with RGN Management Limited Partnership. Please confirm that the Allison-Zonker lease is filed as an exhibit pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K and any additional material contracts are properly filed and identified.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Barbara Borden
        Cooley LLP
        4401 Eastgate Mall
        San Diego, CA 92121